FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2010

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on 11th June 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS / PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (“PDMRs”) AND CONNECTED PERSONS

Notification relating to a transaction notified in accordance with: DR 3.1.4 R(1)(a)

Date of Notification::	9 June 2010
Today’s date:	11 June 2010
Name of Issuer:	Royal Dutch Shell plc
Date of transaction:	8 June 2010

Name of Directors / Persons Discharging Managerial Responsibility:

Directors/Persons Discharging Managerial Responsibility who has interests in employee share plans (names listed below).

Nature of the transaction:

The delivery of the cash value of a vested award of Royal Dutch Shell plc (RDS) shares under the Performance Share Plan (PSP).

Price of the transaction:

No consideration has been paid by the relevant Director / Person Discharging Managerial Responsibility for the delivery of the vested award.

Classes of security: Royal Dutch Shell Class A –ordinary shares (“RDSA”)

Director / Person Discharging Managerial Responsibility:

Beat Hess        18,447 RDSA listed on Euronext Amsterdam

Note

The PSP is a performance based share plan under which a conditional award of shares (“performance shares”) is made. The actual number of performance shares vested takes into account the performance of Royal Dutch Shell plc (the “Company”) over the relevant performance period plus dividends accrued in the form of shares (“dividend shares”) on the vested amount from award to vest. The vested amounts disclosed are prior to any deductions made in respect of applicable withholding tax and other deductions. Further details of the PSP can be found in the Royal Dutch Shell plc Annual Report and Form 20-F for the year ended December 31, 2009.

Name of contact::	Mark Edwards
Phone number of contact:	+44 (0) 20 7934 2817

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-155201 and 333-155201-01); and
b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715 and 333-141397).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M Edwards

Name: M Edwards Title: Deputy Company Secretary

Date: 11 June 2010